June 7, 2018

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Equity Series (the “Registrant”)
File Nos. 333-164077, 811-22375

Dear Ms. Dubey:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant respectfully requests withdrawal of the following Post-Effective Amendments to the Registrant’s Registration Statement on Form N-1A (the “Amendments”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
45	January 27, 2017	485APOS	0001193125-17-022054
47	March 29, 2017	485BXT	0001193125-17-101727
49	April 27, 2017	485BXT	0001193125-17-143213
51	May 25, 2017	485BXT	0001193125-17-183886
52	June 7, 2017	485BXT	0001193125-17-196862
56	July 6, 2017	485BXT	0001193125-17-222784
57	August 3, 2017	485BXT	0001193125-17-247096
59	August 31, 2017	485BXT	0001193125-17-274082
60	September 28, 2017	485BXT	0001193125-17-297606
61	October 26, 2017	485BXT	0001193125-17-321288
64	November 22, 2017	485BXT	0001193125-17-350124
65	December 21, 2017	485BXT	0001193125-17-376131
66	January 18, 2018	485BXT	0001193125-18-013511
67	February 15, 2018	485BXT	0001193125-18-047220
69	March 15, 2018	485BXT	0001193125-18-084013
70	April 12, 2018	485BXT	0001193125-18-115612
72	May 10, 2018	485BXT	0001193125-18-158990

Anu Dubey June 7, 2018 Page 2

The Amendments relate to Class T shares of PIMCO EqS® Long/Short Fund and PIMCO RAE Fundamental Emerging Markets Fund, each a series of the Registrant (collectively, the “Withdrawn Class T Shares”).

No securities were sold in connection with the Amendments, and the Registrant has determined not to proceed with the offering of the Withdrawn Class T Shares at this time.

If you would like to discuss this withdrawal request in further detail or if you have any questions, please feel free to contact the Registrant’s outside counsel, Adam Teufel of Dechert LLP, at (202) 261-3464. Thank you.

Sincerely,

/s/ Ryan G. Leshaw
Ryan G. Leshaw
Assistant Secretary, PIMCO Equity Series

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